As filed with the Securities and Exchange Commission on April 18, 2001
Securities Act File No. 333-39839 Investment Company Act File No. 811-6156

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 1)

Merrill Lynch High Income Municipal Bond Fund, Inc. (Name of Issuer)

Merrill Lynch High Income Municipal Bond Fund, Inc. (Names of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

589945 10 4 (CUSIP Number of Class of Securities)

Terry K. Glenn Merrill Lynch High Income Municipal Bond Fund, Inc. 800 Scudders Mill Road Plainsboro, New Jersey 08536 (609) 282-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Thomas R. Smith, Jr., Esq. Brown & Wood LLP One World Trade Center New York, New York 10048-0557	Michael J. Hennewinkel, Esq. Merrill Lynch Invesment Managers, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Merrill Lynch High Income Municipal Bond Fund, Inc., a closed-end investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is 1-800-637-7455, ext. 4228.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share of the Fund (the “Shares”). As of March 31, 2001 there were approximately 14.3 million Shares issued and outstanding. The Fund has been informed that no Director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer (defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own shares. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Fund is seeking tenders for 5,000,000 Shares (the “Offer”).
(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, less any “Early Withdrawal Charge,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 16, 2001 (the “Offer to Purchase”). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(iii)	The Offer is scheduled to expire on May 14, 2001, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares,” Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(iv)	Not applicable.
(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.
(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.
	(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.

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(b)	The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.
(c)-(f)	Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 7 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund otherwise has no plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the subject company, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except that on December 31, 2000 Arthur Zeikel retired as a Director of the Fund, leaving a vacancy on the Fund’s Board of Directors. As of the date of the Offer, the vacancy has not been filled nor has the Board made a plan to fill the vacancy; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Name	Address	No. of Shares	Percent of Fund

Terry K. Glenn	P.O. Box 9011	11,129.0776
Director and President of the Fund	Princeton, New Jersey 08536-9011

Ronald W. Forbes	1400 Washington Avenue	575.524	.004
Director of the Fund	Albany, New York 12222

*	Amount is less than 1.0% of the Fund’s outstanding shares.

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(b) Reference is made to Section 11 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the last 60 business days pursuant to the offering of its Shares, the Fund has sold approximately 176,000 Shares at a price equal to the NAV on the date of each such sale.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

This information has been audited by Deloitte & Touche LLP, whose reports, along with the Fund’s financial statements, are included in the Fund’s Annual Reports, which are incorporated herein by reference for the fiscal year ended August 31, 1999 and the fiscal year ended August 31, 2000. Unaudited financial statements for the six-month period ended February 28, 2001 are incorporated herein by reference.

(b) Not applicable.

(c) Reference is hereby made to Section 10 “Summary of Selected Financial Information” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.

(a)	(1)	None.
	(2)	None.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(b)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Advertisement to be printed in The Wall Street Journal.
	(ii)	Offer to Purchase.
	(iii)	Form of Letter of Transmittal.
	(iv)	Letter to Stockholders.
(a)(2)-(4)		Not applicable.
(a)(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 1999.*
	(ii)	Audited Financial Statements of the Fund for the fiscal year ended August 31, 2000.**
	(iii)	Unaudited financial statements for the six-month period ended February 28, 2001.***
	(iv)	Consent of Deloitte & Touche LLP.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule 13E-4 as filed with the Securities and Exchange Commission (“SEC”)via EDGAR on January 18, 2000.
**	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on January 12, 2001.
***	Previously filed as an Exhibit to the Fund’s Issuer Tender Offer Statement on Schedule TO as filed with the SEC via EDGAR on April 16, 2001.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH HIGH INCOME MUNICIPAL
BOND FUND, INC.

By	/s/ TERRY K. GLENN
(Terry K. Glenn, President)

April 18, 2001

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